Tabcorp

RECEIVED

2008 JUN 12 A 10:25

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

[redacted]

08003196

6 June 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

PROCESSED
JUN 17 2008
THOMSON REUTERS

SUPPL

CHANGES TO DIVIDEND DATES AND END OF YEAR TIMETABLE

Tabcorp Holdings Limited (***Company***) today announced that the Company had revised its end of financial year timetable and the following dates have been determined:

Event	**Date**
Full year results announcement	7 August 2008
Ex-dividend date	12 August 2008
Record date for dividend	18 August 2008
Dividend payment date	22 September 2008
Annual General Meeting in Melbourne	23 October 2008

These changes will enable the Company to announce its full year results and pay its end of year dividend two weeks earlier than previously disclosed in the Company's 2007 Annual Report. The Company's Annual General Meeting will also be approximately one month earlier than previously advised.

END